

September 17, 2012

Via E-mail
James J. Bottiglieri
Chief Financial Officer of Compass Group Diversified Holdings
Regular Trustee of Compass Diversified Holdings
Compass Group Diversified Holdings LLC
Compass Diversified Holdings
Sixty One Wilton Road, Second Floor
Westport, CT 06880

> **Re: Compass Group Diversified Holdings LLC**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed March 7, 2012**
> **File No. 001-34926**
>
> **Compass Diversified Holdings**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed March 7, 2012**
> **File No. 001-34927**

Dear Mr. Bottiglieri:

We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days and indicate that you will comply with our comment in future filings. Confirm in writing that you will do so and also explain to us how you intend to comply. If you do not believe our comment applies to your facts and circumstances or do not believe compliance in future disclosure is appropriate, please tell us why in your response.

After reviewing the information you provide in response to our comment, we may have additional comments.

Definitive Proxy Statement Incorporated by Reference Into Part III

Executive Compensation, page 15

Summary Compensation Table, page 16

1. We note that you do not report compensation for your chief executive officer because he is compensated directly by your Manager without your reimbursement. We further note

your disclosure that you pay your Manager a quarterly management fee and your Manager uses the proceeds from the management fee, in part, to pay compensation to your chief executive officer. In the footnote disclosure to your summary compensation table please quantify the management fees incurred for each fiscal year represented and provide a cross reference to the description of the arrangements with your Manager provided under Certain Relationships and Related Party Transactions on pages 23-24.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph Cascarano, Staff Accountant, at 202-551-3376 or Carlos Pacho, Senior Assistant Chief Accountant, at 202-551-3835 if you have questions regarding the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458, Jessica Plowgian, Staff Attorney, at 202-551-3367 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director